EXHIBIT 7.1

FILING CERTIFICATE FOR
CANADIAN PATENT APPLICATION NO. 2,357,766

Office de la propriété intellectuelle du Canada
Un organisme d'Industrie Canada

Canadian Intellectual Property Office
An Agency of Industry Canada

SALAMON, JOHN E.
302-1028 Alberni Street
VANCOUVER British Columbia
V6E 1A3

Date : 2001/10/05

FILING CERTIFICATE

Application No.	: 2,357,766	Filing Date	: 2001/09/04
Expected Laid-Open Date	: 2003/03/04	Your Reference	:
Title of Invention	: ELECTRIC MOTOR GENERATOR (BOX) DEVICE FOR ELECTRIC POWER		
Applicant(s)	: SALAMON, JOHN E.		
Inventor(s)	: SALAMON, JOHN E.		

Special Notice

You are reminded that annual fees to maintain your application are needed for each one-year period between the 2nd and 20th anniversaries and must be paid on or before each anniversary. Failure to pay within the prescribed time limit will lead to abandonment of your application.

Commissioner of Patents